July 25, 2013

Ms. Kathy Churko
Staff Accountant
Securities and Exchange Commission
Division of Investment Management
Washington, DC  20549

This correspondence is being submitted via Edgar.

Dear Ms. Churko:

We thank you for your comments which you relayed to us via telephone conversation on various annual filings of Wells Fargo Funds Trust for the fiscal year ended January 31, 2013, December 31, 2012,
October 31, 2012, September 30, 2012, August 31, 2012, July 31, 2012,
June 30, 2012, May 31, 2012, March 31, 2012, February 29, 2012, for
Wells Fargo Advantage Income Opportunities Fund for the fiscal year ended April 30, 2012 and for Wells Fargo Advantage Global Dividend Opportunity Fund and Wells Fargo Advantage Multi-Sector Income Fund for the fiscal year ended October 31, 2012.

With respect to your comments, we submit the following responses:

ANNUAL REPORTS
SEC Comment:
SEC staff indicated that Item 2 on Form N-CSR should include responses indicating if there were any amendments to the code of ethics and if there were any waivers granted from a provision of the code.

Wells Fargo Funds Management Response:
For Form N-CSRs filed subsequent to June 30, 2013, responses to
Item 2 indicate if there were any amendments or waivers related to the code of ethics.

SEC Comment:
SEC staff suggested that language in MDFP be expanded to include disclosures on the impact the use of derivatives may have on performance of a fund, where applicable.

Wells Fargo Funds Management Response:
For Funds which use derivatives as part of their principal investment strategy, the MDFP will discuss such derivative use and its contribution or detraction from performance.

SEC Comment:
SEC staff suggested that investments in affiliated money market funds and 3c-7 products be included in the notes to financial statements for affiliated transaction under Rule S-X 12-14.

Wells Fargo Funds Management Response:
Each fund's investments in affiliated money market funds and the 3c-7 fund are primarily for short-term purposes to sweep cash overnight and reinvest collateral for securities lending purposes and not as a part of the investment strategy of the fund. As the purpose of these investments are short-term in nature, Management believes the current disclosures presented in the various sections of the financial statements sufficiently address these investments as affiliates and any additional disclosures under Rule S-X 12-14 are not material.

SEC Comment:
SEC staff suggested that the total return for Class A on the same page as the line graph be revised to include the maximum sales load for Class A.

Wells Fargo Funds Management Response:
Management implemented a redesign of the MDFP section of the report in the latter part of 2012 which included changes to show total return performance for each class of the fund, reflecting returns with and without sales loads, on the same page as the line graph.

SEC Comment:
SEC staff suggested that the 1, 5 and 10 year performance table be placed in a table adjacent to the line graph.

Wells Fargo Funds Management Response:
Management implemented a redesign of the MDFP section of the report in the latter part of 2012 which included changes to show the 1, 5 and 10 year performance table for each class of the fund on the same page as the line graph.

SEC Comment:
Wells Fargo Advantage 100% Treasury Fund (January 31, 2012)
SEC staff commented that the Class A gross expense ratio reported in the prospectus was not the same as the gross expense ratio in the Financial Highlights on the shareholder report.

Wells Fargo Funds Management Response:
During the year, any unused portion of the shareholder servicing fee is returned to the fund/class. Various fund classes pay a 0.25% annual shareholder servicing fee which Funds Management utilizes to pay the brokers. These amounts paid to brokers could be less than the 0.25% which could result in unused amounts returned to the funds. These amounts reduce the gross expense ratio of any class that has had shareholder servicing fee amounts returned. As the amounts returned to any class vary from period to period, the prospectus ratio reflects the full shareholder servicing fee contract rate whereas the Financial Highlights report actual expense ratios for each class.

SEC Comment:
Wells Fargo Advantage Asia Pacific Fund (October 31, 2012)
SEC staff commented that gross expense ratios reported in the prospectus was not the same as the gross expense ratios in the Financial Highlights on the shareholder report.

Wells Fargo Funds Management Response:
Effective March 1, 2013 (date of the prospectus), the advisory fee schedule for the fund changed from a tiered schedule starting at 1.10% and declining to 0.95% to a tiered schedule starting at 0.95% and declining to 0.80%. The prospectus reflects the new fee schedule whereas the annual report reflects amounts calculated using the previous fee schedule.

SEC Comment:
SEC staff commented that on many funds, cash collateral was invested in illiquid securities rather than short-term highly liquid securities.

Wells Fargo Funds Management Response:
On many funds, the securities lending collateral invested in these securities were originally purchased in 2007 by the funds' securities lending agent through a joint account with cash collateral received by the funds pursuant to loans of securities. Although considered high-quality, short-term money market instruments when originally purchased by the securities lending agent through the joint account, the securities defaulted, and were restructured following default.
There was no market for the securities for a period of time but recently in February 2013, the securities were sold. The funds now invest all collateral received from securities lending in Wells Fargo Securities Lending Cash Investments, LLC which invests in high-quality, U.S. denominated short-term money market instruments.

SEC Comment:
Wells Fargo Advantage Small/Mid Cap Value Fund (October 31, 2012)
SEC staff noted that the Fund held EnteroMedics Incorporated which is designated as illiquid on the Portfolio of Investments but categorized as a Level 1 security in the Notes to Financial Statements.

Wells Fargo Funds Management Response:
The Fund held three positions in EnteroMedics. One was a common stock which was footnoted as a non-income producing security. The common stock position did not have an illiquid footnote designation. The Fund also held two warrants that were noted as illiquid, fair valued and non-income producing. The holding in common stock was classified as a Level 1 input. Both warrants were illiquid and classified as a Level 2 security. As a result Management feels the disclosures in the financial statement are appropriate.

SEC Comment:
Wells Fargo Advantage Short Duration Government Bond Fund (August 31, 2012) SEC staff commented that gross expense ratios reported in the prospectus was not the same as the gross expense ratios in the Financial Highlights on the shareholder report.

SEC staff commented that the advisory fee reported in the shareholder report indicated an annual fee of 0.37% but the prospectus showed an advisory fee of 0.32%.

SEC staff commented that the portfolio turnover rate of 399% was high and
Item 9 in the prospectus should include additional disclosure with regard to an active trading strategy and tax consequences to shareholders.

Wells Fargo Funds Management Response:
Effective January 1, 2013 (date of the prospectus), the advisory fee schedule for the fund changed from a tiered schedule starting at 0.40% and declining to 0.30% to a tiered schedule starting at 0.35% and declining to 0.25%. The prospectus reflects the new fee schedule whereas the annual report reflects amounts calculated using the previous fee schedule.

In addition, Item 9 disclosure in the fund's full prospectus currently includes a reference to active trading and discusses the risks associated with such trading, including the potential tax consequences for shareholders.

SEC Comment:
Wells Fargo Advantage Government Securities Fund (August 31, 2012)
Wells Fargo Advantage Capital Growth Fund (July 31, 2012)
SEC staff commented that the portfolio turnover rate was high and Item 9 in the prospectus should include additional disclosure with regard to an active trading strategy and tax consequences to shareholders.

Wells Fargo Funds Management Response:
Item 9 disclosure in each fund's full prospectus currently includes a reference to active trading and discusses the risks associated with such trading, including the potential tax consequences for shareholders.

SEC Comment:
Wells Fargo Advantage High Income Fund (August 31, 2012)
Wells Fargo Advantage High Yield Bond Fund (August 31, 2012)
Wells Fargo Advantage Income Opportunities Fund (April 30, 2012)
SEC staff noted that the funds held PIK securities. Income from the PIK securities should be broken out on the Statement of Operations if the amount is greater than 5% of income. If amount is less than 5% of income, disclosure should be included in the Notes to Financial Statements.
In addition, if a portion of the PIK is paid out in cash, the ratio of cash vs PIK income should be included as part of the description of the security on the Portfolio of Investments.

Wells Fargo Funds Management Response:
Each fund's holdings in PIK securities are immaterial and as such any related income earned would be immaterial to the fund and would not require separate disclosure. As of the report dates noted above, High Income Fund, High Yield Bond Fund and Income Opportunities Fund held 0.91%, 1.02% and 1.76%, respectively, of total net assets in PIK securities. Management noted any PIK securities with a portion related to cash payout would be appropriately noted in the description of the security in future reports.

SEC Comment:
Wells Fargo Advantage Short-Term Bond Fund (August 31, 2012)
Wells Fargo Advantage Short-Term High Yield Bond Fund (August 31, 2012) Wells Fargo Advantage Ultra Short-Term Income Fund (August 31, 2012)
Wells Fargo Advantage Ultra Short-Term Municipal Income Fund (June 30, 2012) Wells Fargo Advantage Target Date Funds (February 28, 2012)
SEC staff commented that gross expense ratios reported in the prospectus was not the same as the gross expense ratios in the Financial Highlights on the shareholder reports.

Wells Fargo Funds Management Response:
Effective January 1, 2013 (date of the prospectus), the advisory fee schedule for Short-Term High Yield Bond Fund changed from a tiered schedule starting at 0.50% and declining to 0.40% to a tiered schedule starting at 0.45% and declining to 0.35%.

Effective January 1, 2013 (date of the prospectus), the advisory fee schedule for Short Term Bond Fund and Ultra Short-Term Income Fund changed from a tiered schedule starting at 0.40% and declining to 0.30% to a tiered schedule starting at 0.35% and declining to 0.25%.

The prospectus for these funds reflects the new fee schedules whereas the annual report reflects amounts calculated using the previous fee schedule.

During the year, any unused portion of the shareholder servicing fee is
returned to the fund/class.   This return reduced the gross expense ratio of
Administrator Class of Ultra Short-Term Municipal Income Fund. Amounts returned to various classes of the fund cannot be guaranteed into future periods and as such the prospectus ratio reflects the full shareholder servicing fee contract rate whereas the Financial Highlights report actual expense ratios for each class.

For the Target Date Funds, the gross expense ratios reported in the prospectus differed from the gross expense ratios in the Financial Highlights by 1 basis point on a few classes. This is primarily due to rounding differences that may result when fund level expenses are allocated to the classes.

SEC Comment:
Wells Fargo Advantage Short-Term Bond Fund (August 31, 2012)
SEC staff commented that the advisory fee amount reported in the Notes to Financial Statements did not agree with the amount reported in the prospectus.

Wells Fargo Funds Management Response:
Effective January 1, 2013 (date of the prospectus), the advisory fee schedule for Short Term Bond Fund changed from a tiered schedule starting at 0.40% and declining to 0.30% to a tiered schedule starting at 0.35% and declining to 0.25%. The prospectus reflects the new fee schedule whereas the annual report reflects amounts calculated using the previous fee schedule.

SEC Comment:
Wells Fargo Advantage Specialized Technology Fund (March 31, 2012)
SEC staff noted that the advisory fee reported in the March 31, 2012 annual report was 1.05% but was 0.95% in the prospectus.

Wells Fargo Funds Management Response:
Effective August 1, 2012 (date of the prospectus), the advisory fee schedule for the fund changed from a tiered schedule starting at 1.05% and declining to 0.90% to a tiered schedule starting at 0.95% and declining to 0.80%. The prospectus reflects the new fee schedule whereas the annual report reflects amounts calculated using the previous fee schedule.

SEC Comment:
Wells Fargo Advantage Absolute Return Fund (September 30, 2012)
SEC staff noted that the Financial Highlight ratios should only show gross and net ratios and that the ratios should be based on expenses on the Statement of Operations. Ratios excluding GMO Benchmark-Free Allocation Fund should not be included in the table but rather in a footnote.

Wells Fargo Funds Management Response:
Management recognized the need to present only the gross and net ratios in the Financial Highlights and amended the presentation in the March 31, 2013 semi annual report. The fund is a feeder fund in a master/feeder structure. The GMO Benchmark-Free Allocation Fund (Master
Fund) is unitized and therefore the fees of the Master Fund are embedded in its NAV, and not allocated to the feeder as would occur in a typical master/feeder structure where the master fund is structured as a partnership. Management believes the incorporation of the expenses related to the Master Fund in the gross and net expense ratios of the feeder fund is an appropriate master/feeder presentation and is a more informative measure for investors. The net expense ratios excluding the Master Fund expenses is disclosed as a footnote to the Financial Highlights.

SEC Comment:
Wells Fargo Advantage Asset Allocation Fund (September 30, 2012)
SEC staff inquired as to whether the fee table in the prospectus reflects that aggregate expenses of the Fund and GMO Asset Allocation Fund and if there should be additional disclosure.

Wells Fargo Funds Management Response:
The fee table in the fund's prospectus reflects all expenses associated with investing in other investment companies, including Asset Allocation Trust. Management does not believe additional disclosure is necessary as the fee table complies with N-1A requirements.

SEC Comment:
Wells Fargo Advantage Income Opportunities Fund (April 30, 2012)
Wells Fargo Advantage Multi-Sector Income Fund (October 31, 2012)
SEC staff noted that the Financial Highlights ratios should be based on the expenses on the Statement of Operations. Only the gross and net expense ratios should be included in the table. The impact of interest expense on the ratios can be shown in a footnote to the table.

Wells Fargo Funds Management Response:
Management will incorporate changes in the next applicable financial statements.

SEC Comment:
Wells Fargo Advantage Income Opportunities Fund (April 30, 2012)
SEC staff noted that the audit fees for FYE 2012 were much higher than audit fees for FYE 2011 on Item 4 on Form N-CSR.

Wells Fargo Funds Management Response:
The amounts reported on the Form N-CSR were incorrectly calculated for both periods causing the amounts to be skewed with one period having much higher fees that the other period. Management has filed an amended N-CSR filing for the fund with corrected amounts.

Wells Fargo Funds Management acknowledges that management is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and management may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding the responses contained herein, please contact me at 617.210.3588.

Sincerely,

/s/ Jeremy DePalma
Jeremy DePalma
Treasurer
Wells Fargo Funds Trust

/s/ Nancy Wiser
Nancy Wiser
Treasurer
Wells Fargo Funds Trust

cc: Lynda Graham, Partner - KPMG